NO ACT

PE
12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

09001049

January 21, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-09

Linda M. Cuny-Smith
Senior Counsel
Sempra Energy
101 Ash Street, HQ13D
San Diego, CA 92101-3017

Re: Sempra Energy
Incoming letter dated December 22, 2008

Dear Ms. Cuny-Smith:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Sempra by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 22, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Sempra may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Sempra's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Sempra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sempra relies.

Sincerelv.

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sempra Energy

Linda M. Cuny Smith
Senior Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel: 619.696.4374
Fax: 619.696.4488
lcunysmith@sempra.com

RECEIVED
2008 DEC 23 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 22, 2008

Securities Exchange Act of 1934
Rule 14a-8

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal — Eliminate All Incentives for CEO and Board of Directors — Exclusion for Failure to Provide Written Statement of Intent to Continue to Hold Shares and for Being Vague and Indefinite, and thus, Materially False and Misleading

Ladies and Gentlemen:

We have received from John and Angeline Kornelakis, who are record holders of our shares, a shareholder proposal for inclusion in our 2009 proxy materials that, as revised, requests that we "[e]liminate all incentives for CEOS and the Board of Directors."

As more fully discussed below, we intend to exclude the proposal from our proxy materials because:

- Mr. and Mrs. Kornelakis have failed to provide us with the written statement required by Rule 14a-8(b)(2) that they intend to continue to hold our shares through the date of our annual meeting after having been advised by us of the requirement that they do so. The time for them to provide that statement has now expired.

- The proposal is so vague and indefinite as to be materially false and misleading and thus excludable under Rule 14a-8(i)(3).

Consequently, we ask the Staff to advise us that it will not recommend any enforcement action to the Commission in respect of our exclusion of the proposal from our 2009 proxy materials.

Exclusion Pursuant to Rule 14a-8(b) for Failure to Timely Provide a Written Statement of Intention to Continue to Hold Shares

We received the Kornelakis proposal in a letter dated September 13 and postmarked September 15, 2008,[1] a copy of which is enclosed as Appendix A. Promptly upon receiving their letter, we wrote to Mr. and Mrs. Kornelakis and advised them of certain eligibility and procedural defects concerning their proposal and informed them that if they did not timely correct these defects, we would be permitted to exclude their proposal from our proxy materials. Particularly relevant to our intent to exclude their proposal in this case, our letter stated:

> *"you must advise us in writing that you intend to continue to hold your Sempra Energy shares through the date of our 2009 Annual Meeting. If you do not so advise us in a response to this letter that is postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this letter, we will be permitted to exclude your proposals from our proxy materials."* [Italics in original.]

To assist Mr. and Mrs. Kornelakis in complying with this requirement we enclosed with our letter a copy of the Shareholder Proposal Rule and highlighted, among others, Question 2 setting forth the eligibility and procedural requirements to submit a shareholder proposal and Question 6 setting forth the procedures they must follow in their response to our letter.

Our October 2 response letter further called Mr. and Mrs. Kornelakis' attention to Question 9 of the Shareholder Proposal Rule and advised them that we believed one or more of these exclusions also may apply to their proposal.

Our October 2 letter was received by Mr. and Mrs. Kornelakis on October 3, as evidenced by a confirmed FedEx delivery receipt, within 14 calendar days of the date we, through our investor relations department, received their proposal. A copy of our letter, together with its enclosures and proof of its receipt on October 3 are enclosed as Appendix B.

On October 8, we received a letter from Mr. and Mrs. Kornelakis, enclosed as Appendix C, revising their original proposal and correcting certain of its procedural defects.[2] However, Mr. and Mrs. Kornelakis' October 8 letter setting forth their proposal still fails to state that they

---

[1] It is unclear exactly when the letter arrived at our headquarters because it was not sent to the Corporate Secretary as directed in our proxy materials. However we responded immediately on October 2, 2008, the date it was received by a responsible party within our investor relations department and sent to the Corporate Secretary for response. See Xerox Corporation (May 2, 2005) (proposal not deemed received timely when sent to a facsimile machine located in the treasury department of the corporate headquarters rather than sent to the corporate headquarters address or facsimile number provided in the proxy materials.) See also Division of Corporate Finance: Staff Legal Bulletin No. 14 (July 13, 2001) where the Staff advised that "A shareholder should submit a proposal by means that allows him or her to determine when the proposal was received at the companies' executive offices."

[2] Once again, Mr. and Mrs. Kornelakis failed to address their communications regarding shareholder proposals to our Corporate Secretary despite the fact that our October 2 letter and our 2008 proxy materials specifically directed them to do so. This time, their letter was addressed to an assistant within the Company's law department.

intend to continue to hold their Company shares through the date of our 2009 Annual Meeting of Shareholders. That statement is required by the Shareholder Proposal Rule and the time for them to provide it has now expired.

Rule 14a-8(b) sets forth the eligibility requirements for the submission of shareholder proposals. Among the requirements applicable to record shareholders such as Mr. and Mrs. Kornelakis is the requirement of subsection (2) "to provide the company with a written statement that you [the proponent] intend to continue to hold the [requisite number of] securities through the date of the meeting of shareholders."

Mr. and Mrs. Kornelakis have failed to comply with this requirement after we notified them of it by our letter of October 2, which they received on October 3, and the time for them to do so (within 14 calendar days of their October 3 receipt of our letter) has now expired.

The Staff has repeatedly and consistently concurred in the exclusion of proposals submitted by proponents who, as here, have failed to provide in a timely manner the requisite written statement of intent of continued share ownership after having been notified of the requirement. See, for example, *Sempra Energy* (December 28, 2006); *SBC Communications, Inc.* (January 2, 2004); *Ivax Corporation* (March 20, 2003); *Avaya, Inc.* (July 19, 2002); *Exxon Mobil Corporation* (January 16, 2001); *McDonnell Douglas Corporation* (February 4, 1997); *Ashland, Inc.* (November 14, 1996); *AmVestors Financial Corporation* (January 3, 1996); and *IBM Corporation* (November 22, 1995).

Accordingly, we are permitted to exclude and intend to exclude the proposal from our proxy materials as a result of Mr. and Mrs. Kornelakis failing to comply with the requirements of Rule 14a-8(b).

Exclusion Pursuant to Rule 14a-8(i)(3) Because the Proposal is so Vague and Indefinite as to be Materially False and Misleading.

We also may properly exclude the proposal under Rule 14a-8(i)(3) permitting a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance Staff Legal Bulletin: No. 14B* (September 15, 2004).

The Kornelakis proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the proposal would be implemented, and further, would be subject to differing interpretations by our shareholders. The proposal requests that we "eliminate all incentives for the CEOS and Board of Directors." The word "incentives" in the context of the proposal, taken as a whole, is vague and ambiguous, capable of having different and, therefore, conflicting meanings among our shareholders and our board of directors. The views of our numerous shareholders would undoubtedly differ as to what would constitute "eliminate all *incentives*" (italics added). The term "incentives" could mean stock to one shareholder, stock options to another, cash compensation to another, or something entirely different still to others.

Similarly, the proposal provides no clear guidance to our board of directors regarding what would be included within the term "incentives." When trying to take action, our board could not be certain whether its attempts to implement the proposal would be consistent with the proposal's intent or the will of our shareholders. The supporting statement accompanying the proposal, which makes a generalized reference to the equally vague term "Freebies, especially stock," does nothing to clarify the vagueness and indefiniteness of the proposal.

Furthermore, even if one could determine with specificity the meaning of the general term "incentives," it is unclear which individuals are meant to be affected by the proposal. The proposal seeks to eliminate incentives for "the CEOS and the Board of Directors," but it is unclear whether the proposal targets the Chief Executive Officer of the Company (which is typically abbreviated "CEO," not "CEOS"), the Chief Executive Officers of both the Company and all of its affiliated subsidiaries (which is typically abbreviated "CEOs"), or some combination thereof. The supporting statement actually makes the determination more difficult, as it refers to the "Company CEOS", "Directors" and "the Executive Branch of our Company." The term "Directors" could mean the members of the Company's Board of Directors, the members of the board of directors of some or all of the Company's subsidiaries, or the director-level officers and management of the Company. Similarly, the term "Executive Branch" is unclear; that term is not in common usage for companies and is often understood to mean the branch of the federal government which is responsible for carrying out the laws. If the Proponent meant to refer to the executives of the Company, it is unclear which executives the Proponent meant to include.

The Staff consistently has concluded that a proposal may be excluded where, as here, the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries Inc.* (March 12, 1991) ("meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretation"). Furthermore, in *Fuqua Industries, Inc., supra,* the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra.*

On numerous occasions, the Staff has provided guidance on matters of executive compensation. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that, like the Kornelakis' proposal, failed to define key terms (such as what "incentives" are to be eliminated, or which specific individuals are to be affected by such elimination) or otherwise provide guidance on how the proposal would be implemented. See *Woodward Governor Co.* (November 26, 2003) (proposal seeking to implement "a policy for compensation of executives . . . based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation).

Furthermore, the Staff also has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite, as in the Kornelaskis' proposal. See, e.g., *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal); *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued); *PepsiCo Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments); *International Business Machines Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision was impermissibly vague and indefinite).

Accordingly, we conclude that we are permitted to exclude and intend to exclude the proposal from our proxy materials pursuant to Rule 14a-8(i)(3).

****

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter together with the appendices thereto. It is being filed more than 80 calendar days before we will file definitive proxy materials for our 2009 Annual Meeting. An additional copy of this letter, together with the appendices, is being provided concurrently to Mr. and Mrs. Kornelakis.

****

We respectfully request that you confirm that the Staff will not recommend to the Commission any enforcement action if we exclude the Kornelakis proposal from the proxy statement and form of proxy for our 2009 Annual Meeting of Shareholders.

We would very much appreciate receiving the Staff's response to our request by January 31, 2009. Upon receipt, we will promptly forward your response to Mr. and Mrs. Kornelakis.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at (619) 696-4374 or by e-mail to LCunySmith@Sempra.com.

Very truly yours,

Linda M. Cuny-Smith

Enclosures

cc: John and Angeline Kornelakis (via Federal Express)
Randall L. Clark, Esq. – Corporate Secretary, Sempra Energy

Appendix A

RECEIVED
OCT 2 2008

John Kornelakis

FISMA & OMB Memorandum M-07-16

Sept. 13,2008

SEMPRA ENERGY
101 Ash Street
San Diego, CA 92101-3017

I John Kornelakis and Angeline Kornelakis, Shareholders of Sempra Energy: Submit the following Proposal:

Part (A) Resolve: All Common and Preferred Stocks of Sempra Energy should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Sempra Energy business and not be related to CEOS and Directors benefits.

The reason for the above Proposal is:
The Company's CEOS and Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earn money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

John Kornelakis

FISMA & OMB Memorandum M-07-16

Visu... Opened a... By Xerox S...

CLEVE OH 441
15 SEP 2008 PM 1 L



SEMPRA ENERGY
101 Ash Street
San Diego, CA 92101-3017

~~#610#~~
HQ 13D

92101+3017

Appendix B

Sempra Energy

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ13D
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

October 2, 2008

Via Federal Express

John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. and Mrs. Kornelakis:

We acknowledge receipt of your letter submitting shareholder proposals that, we assume, you intend to be included in the proxy materials for our 2009 Annual Meeting of Shareholders pursuant to the Securities and Exchange Commission's Shareholder Proposal Rule.

The purpose of this letter is to call your attention to two eligibility and procedural defects concerning your proposals that, if not properly and timely corrected, would permit us to exclude them from our proxy materials.

Since you are registered holders of our shares, you are not required by the Shareholder Proposal Rule to provide us with proof of your share ownership to be eligible to submit a shareholder proposal. *However, you must advise us in writing that you intend to continue to hold your Sempra Energy shares through the date of our 2009 Annual Meeting. If you do not so advise us in a response to this letter that is postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this letter, we will be permitted to exclude your proposals from our proxy materials.*

In addition, the Shareholder Proposal Rule limits the number of proposals that you may submit for any particular meeting of shareholders to one proposal rather than the multiple proposals set forth in your letter. *Consequently, if you do not also reduce the number of your proposals to one proposal in a written response to this letter that is postmarked, or transmitted electronically, no later than fourteen calendar days from the date you receive this letter, we will be permitted to exclude all of your proposals from our proxy materials.*

To assist you in complying with these requirements, we are enclosing a copy of the Shareholder Proposal Rule. We have highlighted Question 2 setting forth the eligibility and procedural requirements to submit a shareholder proposal, Question 3 setting forth the one shareholder proposal limitation, and Question 6 setting forth the procedures you must follow in response to this letter.

Also, we want to call you attention to Question 9 of the Shareholder Proposal Rule, which we have also highlighted, that sets forth a list of bases (in addition to failure to comply with the eligibility and procedural requirements and the one proposal limitation of the rule) upon which a company may exclude a shareholder proposal from its proxy statement. We believe that one or more of these exclusions may be applicable to each of your proposals.

Lastly, we note that you letter, which was postmarked September 15, was simply addressed to Sempra Energy at our corporate headquarters (without any indication whatsoever of the appropriate department or office to which it should be directed) rather than, as directed in our proxy statement, to our Corporate Secretary. Consequently, it was only today that it found its way to our Investor Relations Department and the appropriate individuals who could properly evaluate and respond to it.

To avoid undue delays in receiving your response to this letter and other communications regarding your proposals, please address all such communications to the attention of our Corporate Secretary.

Very truly yours

Gary W. Kyle

Enclosure

Appendix C

RECEIVED
OCT 7 2008

John Kornelakis

FISMA & OMB Memorandum M-07-16

Oct 3, 2008

FISMA & OMB Memorandum M-07-16

Angela Lopez
Sempra Energy Corporate
Sempra Energy Legal Dept
101 Ash Street
San Diego, Ca 92101

I John Kornelakis and Angeline Kornelakis, Shareholders of Sempra Energy Corporate, Submit the following Proposal:

Eliminate all incentives for the CEOS and the Board of Directors.

The reason for the above Proposal is:
The Company's CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stock.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote "Yes" for our Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

Angeline Kornelakis
John Kornelakis

JOHN KORNELAKIS

FISMA & OMB Memorandum M-07-16

CLEVE OH 441
04 OCT 2008 PM 7 T



ANGELA LOPEZ
SEMPRA ENERGY CORPORATE
SEMPRA ENERGY LEGAL DEPT
101 ASH STREET
SAN DIEGO, CA 92101

92101+3017

END